CARLISLE

2012 Annual Report

2012 was a year of setting records and positioning for future sales and earnings growth

Excellence



Carlisle Companies Incorporated

is a global diversified company that designs, manufactures and markets a wide range of products that serve a broad range of niche markets including commercial roofing, energy, agriculture, outdoor power equipment, mining, construction, aerospace and defense electronics, foodservice, healthcare and sanitary maintenance. Through our group of decentralized operating companies led by entrepreneurial management teams, we bring innovative product solutions to solve the challenges our customers face. Our 12,000 employees worldwide, who generated $3.6 billion in net sales in 2012, are focused on continuously improving the value of the Carlisle brand by developing the best products, ensuring the highest quality and providing unequaled customer service in the many industries we serve.

2012 was a breakthrough year…our sales for 2012 exceeded $3.6 billion for the first time in Company history, a 12.6% increase over 2011.

CARLISLE
CONSTRUCTION MATERIALS

Carlisle Construction Materials manufactures a complete range of roofing products for commercial and industrial buildings including single-ply roofing, insulation, waterproofing and air/vapor barrier systems focused on the weatherproofing and thermal performance of the building envelope. The company is the U.S. market leader in EPDM (rubber), TPO (thermoplastic) membranes and both polyisocyanurate and expanded polystyrene insulation boards. Through recent acquisitions in Germany and Holland, Carlisle Construction Materials is well positioned to be the primary beneficiary of Europe's growing EPDM demand.

CARLISLE
TRANSPORTATION PRODUCTS

Carlisle Transportation Products manufactures a comprehensive line of specialty tires, tire and wheel assemblies, power transmission belts, and aftermarket styled wheels for the agriculture, construction, outdoor power equipment, high speed trailer, power sports, industrial and automotive aftermarket. Carlisle is a recognized leader in our markets for superior product performance, quality and customer service. Our global manufacturing footprint and regional distribution centers allow us to deliver the right products to our customers when they need them.

CARLISLE
BRAKE & FRICTION

Carlisle Brake & Friction is a leading solutions provider for high performance and severe duty brake, clutch and transmission applications to original equipment manufacturers (OEMs) and aftermarket customers in the mining, construction, military, agricultural, motorsports, industrial, and aerospace markets. The company's brands, including Wellman Products Group, Carlisle Industrial Brake & Friction, Hawk Performance®, Japan Power Brake, VelveTouch® and Field Pro®, offer a diverse range of the most highly engineered braking and friction products available today. With over 2,000 employees and 10 manufacturing facilities in the U.S., U.K., Italy, China, Japan and India, Carlisle Brake & Friction serves over 100 leading OEMs in 55 countries.

CARLISLE
INTERCONNECT TECHNOLOGIES

Carlisle Interconnect Technologies designs and manufactures high performance wire and cable, fiber optic cable, RF/microwave connectors, avionics trays, racks, integrated system and complex cable assemblies for applications in the aerospace, military and defense electronics, medical and test and measurement industries.

CARLISLE
FOODSERVICE PRODUCTS

Carlisle FoodService Products manufactures and markets professional-grade product solutions for the restaurant, healthcare, and janitorial segments. Products for these three focused markets include an array of foodservice permanentware supplies, table coverings, cookware, displayware, catering equipment, and hospital meal delivery systems. In addition, Carlisle FoodService Products produces the most comprehensive line of janitorial, waste and material handling product lines for both the foodservice and sanitary maintenance industries.

CORPORATE INFORMATION

Board of Directors

Robin J. Adams [a] [b]
Vice Chairman of the Board,
Executive Vice President
and Chief Administrative Officer,
BorgWarner Inc.

Robert G. Bohn [b] [c]
Former Chairman, President and
Chief Executive Officer,
Oshkosh Corporation

Robin S. Callahan [a] [b]
Former General Manager,
Distribution and Marketing,
International Business Machines
Corporation

Terry D. Growcock [b] [c]
Former Chairman, President and
Chief Executive Officer,
The Manitowac Company

Stephen P. Munn
Lead Director
Former Chairman, President and
Chief Executive Officer,
Carlisle Companies Incorporated

Gregg A. Ostrander [a] [b]
Former Executive Chairman,
Michael Foods, Inc.

David A. Roberts
Chairman, President and
Chief Executive Officer,
Carlisle Companies Incorporated

Lawrence A. Sala [a] [c]
Chairman, President and
Chief Executive Officer,
Anaren, Inc.

Magalen C. Webert [c]
Investor in various corporations

(a) Member of Audit Committee
(b) Member of Compensation Committee
(c) Member of Corporate Governance and Nominating Committee

Officers

David A. Roberts
Chairman, President and
Chief Executive Officer

John W. Altmeyer
Group President,
Carlisle Construction Materials

John E. Berlin
Group President,
Carlisle Interconnect Technologies

Matthew J. Dietrich
President, Carlisle Brake & Friction

Steven J. Ford
Vice President, Chief Financial Officer,
Secretary and General Counsel

Kevin G. Forster
President, Carlisle Transportation
Products

Trent A. Freiberg
President, Carlisle FoodService Products

Ryan L. Friese
Vice President, Purchasing

D. Christian Koch
Group President,
Carlisle Diversified Products

Scott C. Selbach
Vice President, Corporate Development

Michael D. Voigt
Vice President, Carlisle Operating System

Kevin P. Zdimal
Vice President and Chief Accounting
Officer

Investor Information

10-K Reports
Are available online from the SEC, by written request to the Secretary, or at www.carlisle.com

Change of Address, Dividend Checks, Lost Certificates and Ownership Transfers
Contact the Registrar, Transfer and Dividend Disbursing Agent for the Company:
Computershare Investor Services, LLC,
2 North LaSalle, Chicago, Illinois 60602,
1.800.897.9071 or via the Internet:
www.us.computershare.com

Exchange Listing
The Company's ticker symbol on the New York Stock Exchange is CSL.

Shareholder Services
1.800.897.9071

Website

www.carlisle.com

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com



$5
billion in sales



30%
global sales



15%
operating margins



15%
working capital as a percent of sales



15%
return on invested capital

Carlisle Executive Team (left to right):

D. Christian Koch :: *Group President, Carlisle Diversified Products*

John E. Berlin :: *Group President, Carlisle Interconnect Technologies*

John W. Altmeyer :: *Group President, Carlisle Construction Materials*

Steven J. Ford :: *Vice President, Chief Financial Officer, Secretary and General Counsel*

David A. Roberts :: *Chairman, President and Chief Executive Officer*

Strategy

If you were to walk through our factories and offices, you would see our employees' dedication to achieving our goals. — David A. Roberts

EBIT increased 54%

Carlisle Construction Materials enjoyed another strong year of performance in 2012, increasing sales 14% to $1.7 billion, and achieving $273 million, or a 54% increase in EBIT over the prior year.







Carlisle Construction Materials (CCM) enjoyed another strong year of performance in 2012, increasing sales 14% to $1.7 billion, and achieving $273 million, or a 54% increase in EBIT over the prior year. We experienced modest unit growth in our core commercial roofing business, despite a slight decline in total industry shipments. This was in part attributable to the industry's continuing trend of moving away from asphaltic-based roofing systems to polymeric-based single-ply roofing. Additionally, within the single-ply segment, CCM expanded its presence in the complementary polyiso (foam board) insulation business. Strong pricing discipline allowed CCM to offset raw material cost increases incurred in 2011, resulting in revenue and earnings growth that outpaced unit growth.

To support CCM's continuing confidence and long-term growth outlook in the North American commercial roofing industry, the company is building new polyiso insulation plants near Seattle, Washington and Kingston, New York and will add PVC (polyvinyl chloride) roofing membrane manufacturing capabilities in Greenville, Illinois. These facilities are expected to be operational within the next twelve months and will have the capacity to support over $250 million of annual growth. More stringent energy codes that mandate the use of additional insulation in most wall and roofing systems will drive increased demand for insulation over the next decade. The strategic addition of PVC manufacturing to CCM's breadth of product offerings gives us access to a $600 million market and positions CCM as the only roofing supplier with manufacturing capabilities in EPDM (rubber), TPO (thermoplastic polyolefin) and PVC, which collectively account for nearly 80% of the U.S. commercial roofing market.

Carlisle Construction Materials (left to right): Melinda Barbour :: *Carlisle Operating System Coordinator;* Austin Lambert :: *Industrial Engineer;* Misty Fritz :: *Supervisor, Warranty Administration;* Michael Bluman :: *Warranty Service Specialist;* Deb Shumaker :: *Supervisor, Customer Service.*



Commitment

Carlisle Interconnect Technologies (left to right): Justin Rister :: *Training Specialist;* Mieczyslaw "Mike" Dobrzeniecki :: *Manufacturing Associate;* Vannak Hem :: *Manufacturing Associate;* David Brown :: *Planner/Scheduler;* Paula Keller :: *Engineering Technician.*


Performance

476% increase in earnings

Carlisle Transportation Products grew sales 6% to $778 million in 2012 over 2011 and generated $52 million in operating earnings, a 476% increase over the previous year.


1802
HAWK





CCM achieved 14% in global sales in 2012, a 49% increase over 2011. The addition of Netherlands-based Hertalan continued to strengthen CCM's position in the growing single-ply EPDM roofing market in Europe. Hertalan's products, manufacturing processes, and distribution channels serve a dual purpose: strengthening CCM's presence in Europe and complementing our German-based PDT single-ply roofing business, acquired in August 2011. CCM's portfolio of global business is poised for strong long-term growth.

Carlisle Transportation Products (CTP) grew sales 6% to $778 million in 2012 over 2011. Operations were significantly improved as we stabilized production levels, reduced operating expenses and improved labor efficiencies at our Jackson, Tennessee tire manufacturing plant. We were also able to implement price increase adjustments to levels more commensurate with raw material costs. Additionally, we finalized the closure of the Shenzhen, China tire and belt production facility as these manufacturing activities were consolidated into our existing facilities in the United States and Meizhou, China. Also, several of our products were redesigned to increase reliability and performance while reducing manufacturing costs. As a result of these activities, we generated $52 million in operating earnings compared to $9 million during the previous year, a 476% increase. This business also generated $48 million of free cash flow during the year.

CTP realized many of its improvements by continuing to implement the Lean principles of the Carlisle Operating System. During the year the Springfield, Missouri belt manufacturing facility, the Jackson, Tennessee, Clinton, Tennessee and Meizhou, China tire manufacturing facilities all reached Bronze Status by making significant improvements in their operating metrics which included measurements for tracking safety, quality, delivery performance, cost and operating culture. The Fort Scott, Kansas belt manufacturing factory reached Silver Status by continuing its improvement momentum after reaching Bronze Status the previous year. During 2013, we will increase our focus on six sigma process control projects which will generate additional quality and cost reduction benefits. We expect additional improvements during 2013 as we continue our cost reduction efforts and receive the benefit of the activities completed during 2012.

$449 million in sales

Carlisle Brake & Friction achieved full year sales of $449 million, the second best in history, despite softening in some of our core markets, and achieved full year EBIT margin of 17%.







Carlisle Brake & Friction (CBF) generated sales of $449 million, a 5% reduction over 2011. These results reflect a tale of two halves of the year, with a strong January to June period generating a 9% revenue increase over the same period in 2011. In the second half of 2012, particularly during the fourth quarter, CBF experienced a softening in some of our core markets of mining, construction, and aircraft as a result of broad weakness in global demand for heavy mobile equipment. Although these conditions led to a fourth quarter decline in sales of 25% over the same period in 2011, our full year sales finished as the second best in CBF history. Furthermore, CBF achieved full year EBIT margin of 17%, our best annual performance since the acquisition of Hawk Corporation in 2010.

Even as markets cycled, we continued to work on improving the business. We believe CBF remains well positioned for profitable growth. In early 2012, we successfully transitioned the role of CBF President from D. Christian Koch, now Carlisle Diversified Products Group President, to Matthew J. Dietrich, previously CBF's Vice President of Sales and Marketing. Additional reorganizations in customer service, sales and marketing, and other functional and operational teams took place across the globe throughout the year in support of our ongoing growth strategy. We took aggressive steps to increase our efficiencies, which has better enabled us to contribute strong, stable earnings through periods of softer demand. We significantly reduced inventories while improving our performance in on-time delivery, and we exited several non-core and unprofitable business lines to improve the focus and overall position of the business.

We also continued to make investments for future growth. During 2012, we completed the expansion and upgrade of our wet friction manufacturing facility in Orzinouvi, Italy, and made significant capital investments in new equipment and upgrades in all of our global factories. We are excited to have opened our Carlisle Carbon Group pilot production facility in Solon, Ohio, adjacent to our headquarters, which will enable us to grow into dynamic high margin markets with our innovative carbon products.

(left to right)

Carlisle Transportation Products: Willie Booker :: *Curing Supervisor;* Wes Johnson :: *Belt Inspector.*
Carlisle FoodService Products: Kellie McGinnis :: *Sales Administrative Clerk;* Billy Basy :: *Warehouse Distributor.*
Carlisle Brake & Friction: Sara Owens :: *Director of Human Resources, North America.*


Teamwork







Earnings grew 65%

Carlisle Interconnect Technologies' record sales for 2012 increased 55%, to $463 million, over 2011, while earnings grew 65% to $69 million.

Carlisle Interconnect Technologies (CIT) sales for 2012 increased 55%, to $463 million, over 2011, while earnings grew 65% to $69 million. It was another record year for CIT with 2013 expected to set another sales and earnings record. Sales grew organically 23% during 2012, driven by strong commercial aerospace growth. Our In-Flight Entertainment & Connectivity (IFEC) business led this expansion in organic sales and was supported by continued production ramp-ups on the Boeing 787 program. CIT's position on leading commercial aerospace platforms at all major global aerospace OEMs has the company well positioned to continue strong organic year-over-year growth. 2012 was also a year of great success related to external growth initiatives. Late in 2011, we made the strategic acquisition of Tri-Star Electronics which added considerably to CIT's overall product offering and sales growth to our key aerospace OEMs as well as adding product technology in energy exploration and industrial applications. In December of 2012, we acquired the Thermax and Raydex (Thermax-Raydex) businesses from Belden, Inc. This added high temperature and fire zone engine wire capabilities, seamless (patented technology) tape-wrapped wire and cable, and low cost manufacturing in Nogales, Mexico to CIT's product portfolio. This further cemented our leadership position in commercial and military high performance wire and cable products.

In 2012, CIT's global sales accounted for 38% of total sales, well exceeding the Company goal of 30%. Our strong presence in the global commercial industry positions us to exceed that goal for years to come. CIT's strong EBIT margin performance of 15% in 2012 was achieved by leveraging sales growth and through the introduction of new products to the marketplace.

Carlisle FoodService (CFS) grew sales organically 3% to $243 million in 2012, despite numerous market and economic headwinds. CFS has implemented several key structural changes to position the company for greater sales growth and profitability in 2013, including significant management changes and a new leadership team, led by Trent A. Freiberg, who previously managed Carlisle's Asia Pacific operations. Additionally, during 2012 CFS' resources were realigned toward three focused markets — foodservice, healthcare and sanitary maintenance — and a larger emphasis was placed on product innovation. Major changes have also been implemented to help CFS reach operating margin goals, including undertaking significant efficiency improvements at the plant level using the Carlisle Operating System (COS). We also reduced our overall manufacturing footprint while streamlining our supply chain through the closures of our factory in China, our distribution center in Europe and our distribution center in Reno, Nevada. CFS is well positioned to accelerate margin growth in 2013. These many activities will combine to help CFS contribute to Carlisle's growth strategies in 2013.



$243 million in sales

Carlisle FoodService Products grew sales organically 3% to $243 million in 2012, despite numerous market and economic headwinds.


DINEX CARLISLE



CARLISLE

FINANCIAL HIGHLIGHTS

in millions, except share and per share data

Summary of Operations	2012	2011
Sales	$3,629	$3,225
Earnings before interest and income taxes	424	275
Income from continuing operations, net of tax	267	182
Net income	$ 270	$ 180
Weighted average shares (diluted, in thousands)	63,610	62,495
Earnings per share (diluted)		
Income from continuing operations	$ 4.18	$ 2.88
Net income	$ 4.22	$ 2.86
Dividends per share	$ 0.76	$ 0.70
Comparative Balance Sheet		
Assets		
Current assets	$1,205	$1,214
Property plant and equipment, net	637	560
Other assets	1,615	1,364
Total	$3,457	$3,138
Liabilities and Shareholders' Equity		
Current liabilities	$ 471	$ 597
Long-term liabilities	1,198	1,041
Shareholders' equity	1,788	1,500
Total	$3,457	$3,138
Cash Flow		
Operating cash flow	$ 486	$ 191
Capital expenditures	$ 140	$ 80


2012 Sales
FoodService Products 7%
Interconnect Technologies 13%
Brake & Friction 12%
Transportation Products 21%
Construction Materials 47%


2012 Earnings Before Interest & Taxes
FoodService Products 3%
Interconnect Technologies 14%
Brake & Friction 16%
Transportation Products 11%
Construction Materials 56%

FINANCIAL REVIEW

Sales from Continuing Operations
In millions of $


2,865
2,258
2,528
3,225
3,629
2008
2009
2010
2011
2012

Income from Continuing Operatins
In millions of $


92
155
131
182
267
2008
2009
2010
2011
2012

Operating Cash Flow
In millions of $


274
417
107
191
486
2008
2009
2010
2011
2012

FIVE-YEAR PERFORMANCE GRAPH

The table at the right shows how a $100 investment in Carlisle Companies Incorporated has grown over the five-year period ending December 31, 2012 as compared to a $100 investment in the S&P 500 Composite Index and the Peer Group Index. The Peer Group Index includes Crane Co., Danaher Corp., Dover Corp., Emerson Electric Co., General Electric Company, Harsco Corp., Illinois Tool Works Inc., Ingersoll-Rand plc, ITT Corp., Parker Hannifin Corp., Pentair, Inc., Roper Industries, Inc., SPX Corp., Teleflex Inc., Textron Inc., and United Technologies Corp. The Company believes that these public companies have similar industrial characteristics and constitute an appropriate index.

The graph at the right shows a five-year comparison of cumulative total returns for Carlisle, the S&P 500 Composite Index and the Peer Group Index. All values assume the reinvestment of dividends.



	Carlisle	S&P	Peer Group
2007	$100.00	$100.00	$100.00
2008	$ 57.07	$ 61.51	$ 57.59
2009	$ 96.79	$ 75.94	$ 74.24
2010	$114.41	$ 85.65	$ 93.01
2011	$129.65	$ 85.65	$ 79.79
2012	$174.57	$ 97.13	$ 97.62

$200
150
100
50
2007
2008
2009
2010
2011
2012
Carlisle
S&P 500
Peer Group

CARLISLE OPERATING SYSTEM

Since its adoption in 2009 the Carlisle Operating System has generated more than $90 million in savings.


CARLISLE OPERATING SYSTEM
COS Operational Excellence Award
Silver Level
Carlisle Transportation Products
Ft. Scott, KS
December 2012
CARLISLE


CARLISLE
OPERATING
SYSTEM
People. Process. Productivity.


CARLISLE OPERATING SYSTEM
Bronze Level
December 2012
CARLISLE

SILVER Level COS Operational Excellence Awards have been awarded to Carlisle Operations located in:

Carlisle Interconnect Technologies :: Kent, Washington
Carlisle Transportation Products :: Fort Scott, Kansas

The Carlisle Operating System (COS) is Carlisle's global, Lean-based business management and performance system designed to increase overall profitability by eliminating waste, improving efficiencies and reducing the impact on the environment throughout all of our operations. Since the adoption of COS in 2009 the program has generated more than $90 million in savings.

During 2012, seventeen Carlisle facilities attained the COS Bronze Level designation, and two were awarded the subsequent Silver Level. Both recognitions take an incredible level of commitment and team effort to achieve the formidable targets in safety, productivity, quality, and on-time delivery improvement.

COS prioritizes employee safety and has provided a venue for implementation of employee safety ideas and global tracking of key safety metrics. COS safety initiatives have helped contribute to the overall 23% reduction in the number of safety related incidents over the last four years.

By the end of 2012, more than half of Carlisle's 12,000 employees had taken part in a COS event, with increased participation planned for 2013. Managing for daily improvement has become a way of life throughout all of Carlisle's facilities, where we have achieved a 29% increase in sales per employee over the last three years.

BRONZE Level COS Operational Excellence Awards have been awarded to Carlisle Operations located in:

Carlisle Construction Materials ::
Carlisle, Pennsylvania
Franklin Park, Illinois
Greenville, Illinois
Lake City, Arizona
Senatobia, Mississippi
Smithfield, Illinois
Terrell, Texas
Toole, Utah

Carlisle Transportation Products ::
Clinton, Tennessee
Fort Scott, Kansas
Jackson, Tennessee
Meizhou, China
Springfield, Missouri

Carlisle Brake & Friction ::
Bloomington, Indiana
Pontypool, United Kingdom

Carlisle Interconnect Technologies ::
Dongguan, China
St. Augustine, Florida
Tempe, Arizona
Tukwila, Washington

Carlisle FoodService Products ::
Batavia, Illinois *(Distribution Center & Manufacturing)*

DEAR SHAREHOLDERS

2012 was an excellent year for Carlisle. After four years of continued progress towards the achievement of our five strategic goals, 2012 was a breakthrough year and the second year in a row we set sales and earnings records.

Our sales for 2012 exceeded $3.6 billion for the first time in Company history, a 12.6% increase over 2011. Even more impressive was the $424 million of Earnings Before Interest and Taxes we generated which exceeded 2011 by 54%, a record year for earnings as well. These achievements are the result of our employees' commitment to growth and excellence. You'll see some of the people who helped generate this record level of performance on the pages of this report.

Overall Company sales and earnings growth is just part of the story. Throughout the year, progress was made in each of our businesses.

Of all of the changes in 2012, probably none was more important than the progress made in **Carlisle Transportation Products.** The turnaround in this business is now complete. The new factory in Jackson, Tennessee and the new distribution center configuration from which we now operate will continue to afford the business the opportunity to be a solid contributor to the Company's overall results, as it did in 2012. Over the past eighteen months, we have closed one of our Chinese tire plants, our Chinese power transmission plant and our tire manufacturing plant in Carlisle, Pennsylvania, which was our first tire manufacturing facility. The products that were made in these facilities are now being manufactured in our plants in Clinton and Jackson, Tennessee; Springfield, Missouri; and Fort Scott, Kansas. As a result of these changes, Transportation Products' 2012 earnings grew 476%. The business is now running at levels we originally projected when we began the restructuring process three years ago. While Carlisle Transportation Products will not be a 15% margin business, it should be a solid and consistent contributor going forward.

Carlisle Construction Materials had another solid year with sales up 14% and earnings up 54%. The organic growth we experienced over the last four years has required that we expand the business' footprint. During the year, we began construction of two new polyiso (foam board) insulation plants, a modern facility in Montgomery, New York, a replacement for an existing plant in Kingston, New York, and the second facility, a new factory in Puyallup, Washington, which will handle the growth of insulation in that market.

We also began construction of a PVC (polyvinyl chloride) roofing plant in Greenville, Illinois. PVC is a growing roofing technology that will complement our current EPDM (rubber) and TPO (thermoplastic polyolefin) roofing products. The Greenville plant should come on line early in 2014. In March of 2012, we completed the acquisition of Hertalan, a Dutch EPDM manufacturer. The combination of Hertalan and PDT, a German manufacturer of EPDM roofing membrane we acquired in mid-2011, has given us a market leadership position in the European EPDM market. EPDM in Europe is gaining market share as a commercial roofing technology and we are well positioned to take advantage of the growth that will occur there over the next decade.

Carlisle Brake & Friction started 2012 on a high note, but we began to experience slowing product demand as our off-road equipment manufacturing customers began to reduce production as their finished goods inventories grew worldwide. The heavy construction and mining equipment segments were the most affected by bloated inventory levels. We saw our sales decline during the second, third and fourth quarters. Agricultural equipment held its own during the year but the demand in that market was not enough to compensate for the remainder of our brake and friction markets slowing dramatically. Our management team reacted quickly to slowing demand by streamlining our operating expenses. As a result of their actions, earnings were down less than 2% on a 5% decline in sales. We expect these markets to continue to be slow through at least the first two quarters of 2013.

Carlisle Interconnect Technologies enjoyed a very good year. Fueled by increasing demand of commercial aircraft led by Boeing's 787 and the acquisition of Tri-Star in December 2011, sales were up 55% and earnings up 65%. In December 2012, we completed the acquisition of Thermax-Raydex, a global supplier of high-performance wire and cable for mission-critical applications, which will continue to drive growth in 2013. Also with the acquisition of Thermax-Raydex, we gained presence in markets that are considered high-end industrial applications. While we will be dependent upon a very strong and growing aerospace

To accomplish these goals takes more than the effort of a few people, it takes the commitment of every one of our nearly 12,000 employees worldwide.

market over the next few years, we recognize the need to diversify the business to ensure our continued long-term growth and we will accomplish this through engineering and sales efforts outside of aerospace.

Our smallest business, **Carlisle FoodService,** was a disappointment in 2012. Recognizing that we had profit issues, we changed management teams and began a restructuring effort. Trent Freiberg, who was our President of Asia Pacific, was promoted to the position of President of FoodService. Following Trent's appointment, we put a new team in place and implemented a major restructuring effort announcing the closure of our Reno, Nevada distribution center and our Changzhou, China manufacturing plant. The activities conducted in these facilities were moved back to FoodService's headquarters in Oklahoma City, Oklahoma. We also closed our Zevenaar, Netherlands distribution center and assigned distribution activities to our European distributors.

Over the past twelve months, we closed three factories in China and moved the manufacturing of these products back to the United States. Through the implementation of the Carlisle Operating System and rising costs in Asia, we determined we can be competitive with China in our American factories. We will not abandon China completely. We still have tire, brake, friction, and aerospace wiring manufacturing facilities in China and these remain profitable operations.

Our strategy is to manufacture products with high labor content in China. When possible we will also manufacture products in Asia to sell to our Asia Pacific customers.

We took advantage of low interest rates to fund our future organic and acquired growth objectives when we issued $350 million in bonds during the latter part of the year. We also generated a high level of cash flow in 2012 from our businesses, and that cash will also be used to fund growth. The combination of the bond offering and the cash we generated will allow us to seek acquisitions that foster growth in our existing markets, tap into new markets and enable us to fund organic growth. In 2012, we invested approximately $140 million in new plant and equipment, which will allow us to expand our market penetration and address sales opportunities throughout the world. Included in the expansion were the three Construction Materials plants I mentioned earlier, in addition to the expansion of our Interconnect Technologies plant in St. Augustine, Florida, and our Brake & Friction facility in Orzinouvi, Italy. In 2013, the investment in new manufacturing facilities will continue as we complete our PVC manufacturing plant in Greenville, Illinois.

Our Lean journey continued in 2012. We were able to save an additional $20 million during the year as we continued to expand the Carlisle Operating System, or COS, as we refer to it internally. This brings our total savings to $90 million since the implementation of COS in 2009. We had seventeen factories achieve Bronze COS status and two achieve Silver COS status during the year. Both levels are very difficult to obtain. A factory must first achieve Bronze status before they can advance to Silver status. To achieve either Bronze or Silver status the individual factory must achieve significant safety, productivity, quality and on-time delivery improvements. The milestones to achieving either certification are extensive and require a tremendous amount of teamwork and a high level of commitment by everyone in the factory.

While 2012 was a year of setting records and positioning for future sales and earnings growth, the management team recognizes that it takes consistency to be an exceptional company. We stay committed to our long-term goals of achieving:

- $5 billion in sales
- 30% global sales
- 15% operating margins
- 15% working capital as a percent of sales
- 15% return on invested capital

To accomplish these goals takes more than the effort of a few people, it takes the commitment of every one of our nearly 12,000 employees worldwide. If you were to walk through our factories and offices, you would see our employees' dedication to achieving these goals. We have the team in place to become an exceptional company and it will take only a few more years of excellent financial performance to be considered among the elite of manufacturing companies.

Thank you for your confidence and support throughout the year, and for being part of the Carlisle success story.



David A. Roberts
Chairman, President & Chief Executive Officer



Carlisle Companies Incorporated
11605 N. Community House Road
Suite 600
Charlotte, NC 28277
704 501 1100

www.carlisle.com


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